Points International Offers New Way to Collect BA Miles

- Company Extends British Airways Relationship with an e-Store Offering

TORONTO, December 20, 2007 – Points.com, the world’s leading reward-management portal owned and operated by Points International Ltd. (TSX: PTS; OTCBB: PTSEF) today announced the expansion of its partnership with British Airways (BA) with the introduction of the BA Miles e-Store.

The BA Miles e-Store, jointly developed by Points.com and Loyalty Ventures, allows the airline’s most loyal customers to earn miles when they buy online at over 100 retailers including johnlewis.com, HMV.com, comet.co.uk, waterstones.com and applestore.co.uk. Executive Club members will also be able to compare prices of products across retailers.

Customers can access the retailers’ website through their online Executive Club account and will be awarded between two and 12 BA Miles per pound spent, depending on the retailer.

"We are pleased to work with one of the world’s premier Airlines, to create the BA Miles e-Store," said Points International CEO Rob MacLean. "British Airways is a strong partner and for the last three years, we have been working with them to power their successful Purchase and Gift BA Miles application. We continue to be impressed by our partners’ efforts to add value to members through a number of various offerings such as the development of an e-Store."

Stuart Beamish, head of loyalty at British Airways, said: "By adding eStore to 15 airline partnerships and 25 other Executive Club partners, we now offer BA Miles collectors the chance to enjoy greater rewards than ever before".

"As they buy their Christmas gifts, customers are also getting something back for themselves and can look forward to a break in the New Year."

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network and InterContinental Hotels Group’s Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

About BA

British Airways is the UK's largest international scheduled airline, flying to over 140 destinations at convenient times, to the best-located airports. Whether customers are in the air or on the ground, British Airways takes pride in providing a full service experience.

Website: http://www.ba.com

About Loyalty Ventures, Inc.

Loyalty Ventures operates private-label online shopping portals and complimentary services for affinity and membership organizations to enable their customers to shop easily and securely at hundreds of name-brand sites. More than 2000 U.S. and international merchants participate in the network, granting rewards, bonuses, frequent flier miles, rebates, and other incentives for every purchase.

Founded in 1998, Loyalty Ventures operates more than 60 domestic and international solutions for clients including ValueClick, Points International, Linkshare, Upromise, and Schoolpop, among others. Loyalty Ventures is a privately held company headquartered in Palo Alto, CA.

Website: http://www.loyaltyventures.com

For more information contact:

For investor relations:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382, anthony.lam@points.com;

Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722 alex@blueshirtgroup.com, brinlea@blueshirtgroup.com

For partnerships and other inquiries:

Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392, peter.lockhard@points.com.

Corporate website: www.points.com/corporate